Exhibit 99.1

Spreadtrum Delivers 40nm Single-Chip Mobile Baseband Platform with

Integrated Wireless Connectivity

40nm GSM/GPRS baseband SoC with FM and Bluetooth now shipping in volume, qualified by major European operator

SHANGHAI, January 28, 2013 -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced the commercial availability of its first mobile baseband chipset with integrated wireless connectivity, the SC6531. The SC6531 integrates FM and Bluetooth with Spreadtrum’s 40nm based GSM/GPRS mobile baseband platform into a single package, delivering a high level of integration for 2.5G feature phone handset makers that reduces overall platform cost and increases flexibility in industrial design.

“The SC6531, designed with 40nm CMOS silicon, provides customers with the benefit of the most advanced process technology for GSM/GPRS baseband chipsets, a mature, proven platform with extensive development tools for handset customization, and a high level of integration that brings together the mobile baseband, RF transceiver, PMU, FM and Bluetooth features into a single baseband SoC,” said Dr. Leo Li, president and CEO of Spreadtrum Communications. “This combination of advanced technology, platform maturity and high integration supports our customers’ strategy of bringing to market high quality, cost-competitive handsets with differentiated features. We are happy to see that this 40nm SC6531 not only is commercially available for general markets, it has also passed the rigorous quality tests of a major European operator. This achievement testifies to the high level of quality of our new 40nm products.”

The SC6531, designed for the GSM/GPRS feature phone market, incorporates an ARM9 processor at speeds up to 234MHz, delivering high-performance and low power consumption on a low-cost platform. Designed to deliver a rich multimedia experience, the solution integrates a multimedia accelerator, a graphics accelerator and FPU accelerator, enabling it to deliver excellent multimedia performance and processing capability. The SC6531 integrates the baseband, RF transceiver, power management unit, pSRAM, high quality audio PA, touch screen controller and triple-SIM controller into a single-chip solution that reduces design complexity and design time, and provides more flexibility with board layout by further reducing board space.

The SC6531 is commercially available now and has already started shipping in volume.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit http://www.spreadtrum.com/.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation that the SC6531 is able to deliver a high level of integration for 2.5G feature phone handset makers that reduces overall platform cost and increases flexibility in industrial design; the expectation that the SC6531’s combination of advanced technology, platform maturity and high integration can support customers’ strategy of bringing to market high quality, cost-competitive handsets with differentiated features; the expectation that the SC6531 platform, which integrates a multimedia accelerator, a graphics accelerator and FPU accelerator, will enable it to deliver excellent multimedia performance and processing capability. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for GSM/GPRS feature phone; SC6531’s ability in delivering multimedia performance and processing capability in a cost-competitive manner; market acceptance of the SC6531; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148